11 Good Energy, Inc.
4450 Belden Village Street, N.W.
Suite 800
Canton, OH 44718

September 27, 2010

U.S. Securities and Exchange Commission
Division of Corporation and Finance
Office of Manufacturing and Construction
100 E Street, N.E.
Washington, DC 20549

Att:	Mail Stop 4631 Division of Corporate Finance

Re:	11 Good Energy, Inc.
Pre-effective Amendment 4 to Registration Statement on Form S-1
File No. 333-166149

Gentlemen:

We have today filed on the Edgar Filing System Amendment No. 4 to the Registration Statement on Form S-1 of the above captioned corporation.  All page numbers refer to page numbers in the Prospectus unless otherwise noted.

Selling Security Holders, page 55

1. The selling security holders included in the table on page 57 are the same as those included in the table on page 58. Further, although you omitted the selling security holders included in the table on page 56 of pre-effective amendment 2 filed August 9, 2010, you did not omit footnotes (24), (25), (26), (27), (28), (29), (30), (31), (32), and (33) which were included in reference to those selling security holders in pre-effective amendment 2 filed August 9, 2010. Please revise your disclosure accordingly.

Response:  We have eliminated the duplication on page 58 and reinserted the selling security holders whose names and other information were inadvertently omitted from Amendment No. 3. Footnotes 24-33 now correspond to the selling security holders listed on page 58.

Separately today we have filed a Form 8-A Registration Statement. If you have no further comments on the S-1 Registration Statement or the Form 8-A, we would like to request acceleration of effectiveness for Thursday, September 30, 2010. Please advise us of the Staff's position with respect to each of these filings at your earliest convenience.

Very truly yours,

11 GOOD ENERGY, INC.

/s/ Daniel T. Lapp, Chief Financial Officer